Exhibit 2.3

Date: 27 May 2021

TAX DEED

relating to

BLUJAY TOPCO LIMITED
made between

THE COVENANTORS

and

THE PURCHASER

Table of Contents

Page

1	Definitions and interpretation	2

2	Covenants	4

3	Limitations	5

4	Financial and time limits	6

5	Notification of claims	6

6	Payment	6

Schedule	1	7

THIS DEED is made on 27 May 2021

PARTIES

(1)	THE PERSONS, whose details are set out in column (1) of Schedule 1 (each a “Covenantor” and together, the “Covenantors”); and

(2)	E2open Parent Holdings, Inc., a corporation incorporated in the State of Delaware, whose principal office is at 9600 Great Hills Trail, Suite 300E Austin, TX, United States of America (the “Purchaser”).

INTRODUCTION

This Deed has been executed pursuant to the provisions of an agreement for the sale and purchase of the entire issued share capital of BluJay Topco Limited (the “Company”), dated [●] 2021 between inter alia the Covenantors and the Purchaser (the “SPA”), and constitutes the Tax Deed as defined in the SPA.

IT IS AGREED as follows:

1	Definitions and interpretation

1.1	Words and expressions which are defined in the SPA but which are not defined in this Deed shall (to the extent the context permits) have the meanings set out in the SPA (including any schedule thereto).

1.2	In this Deed (unless the context otherwise requires) the following words and expressions shall have the meanings set out below:

“Accounts Relief” means a Relief which has been treated as an asset in the Locked Box Accounts (including in calculating and so reducing or eliminating any provision for deferred tax in the Locked Box Accounts);

“Event” means any transaction, circumstance, state of affairs, act, event, arrangement, provision, omission or other event of whatever nature;

“Purchaser’s Relief” means: (i) any Relief arising at any time attributable to any member of the Purchaser’s Tax Group (other than a Group Company); and (ii) any Relief that arises after the Locked Box Date;

“Purchaser’s Tax Group” means the Purchaser and any person within the same group of companies as the Purchaser for any relevant Tax purposes, including without limitation a Group Company after the Completion Date;

“Taxation Authority Claim” means (i) any assessment, notice, letter, determination, demand or other document issued or action taken by or on behalf of any Tax Authority, from which it appears that a Group Company may have a Tax Liability which is relevant for the purposes of this Deed; and (ii) any self-assessment made by the a Group Company from which it appears that a Group Company may have a Tax Liability which is relevant for the purposes of this Deed;

“Tax Liability” means:

(a)	a liability or increased liability to make an actual payment of or in respect of Tax; and also

(b)	the loss, non-availability or reduction in the amount of any Accounts Relief, in which case the amount of such Tax Liability shall, for the purposes of this Deed be:

(i)	in the case of a right to a repayment of Tax, the amount of the repayment (together with any interest or repayment supplement in respect thereof) which would have been obtained but for such loss, non-availability or reduction; and

(ii)	in the case of an Accounts Relief other than a right to repayment of Tax, the amount of Tax which could have been saved (assuming sufficient income, profits and gains or Tax Liabilities against which to set the Accounts Relief and assuming the rates of Tax current as at the date when the Accounts Relief is lost, reduced or found to be unavailable) but for such loss, non-availability or reduction of the Accounts Relief;

(c)	the use or setting off of any Purchaser's Relief in circumstances where, but for such use or setting off, a Group Company would have had a liability to make an actual payment of (or in respect of) Tax in respect of which the Purchaser would have been able to make a claim against the Covenantors under this Deed, in which case the amount of such Tax Liability shall be the amount of (or in respect of) Tax saved as a result of such use or setting off; and

1.3	references to:

(a)	“profits” include income, profits or gains of any description or from any source;

(b)	profits “earned, accrued, received or otherwise recognized” include profits deemed to have been or treated as earned, accrued, received or otherwise recognised for Taxation purposes;

(c)	profits as being earned, accrued or received on or before a particular date or in respect of particular period shall include income, profits or gains which, for the purposes of any Tax, are deemed to have been or are treated as having been earned, accrued or received on or before that date;

(d)	any Event occurring includes an Event which is deemed for the purposes of any Tax to occur; and

(e)	any Event occurring on or before a particular date includes any Event which is deemed to have or is treated as having occurred on or before that date; and

1.4	unless otherwise stated:

(a)	references to "period" are to a period of time and not to an accounting period, unless the phrase "accounting period" is used;

(b)	for the purposes of determining the time at which any of the matters mentioned below occurred (that is, whether the same occurred on, before or after Completion, or in respect of a period before or after Completion) it shall be assumed that an accounting period (and a period of account) of the relevant Group Company ended on Completion (and/or, where relevant, that any other period by reference to which Tax falls to be charged or assessed ended on Completion). The matters are:

(i)	any profits being earned, accrued, received or otherwise recognized;

(ii)	any Relief arising; and

(iii)	any Event occurring.

2	Covenants

2.1	Subject to the provisions of Clause 3 of this Deed, the Covenantors hereby severally covenant to pay to the Purchaser (to be treated so far as possible as a repayment of the Consideration) on demand an amount equal to:

(a)	any Tax Liability of a Group Company which arises:

(i)	as a consequence of or by reference to any Event which occurred on or before Completion; or

(ii)	in respect of or by reference to any income, profits or gains which were earned, accrued, received or otherwise recognized on or before Completion or in respect of any period ending on or before Completion; and

(b)	any Tax Liability of a Group Company arising at any time:

(i)	in respect of Tax which is chargeable directly or primarily against any person (not being a Group Company or any member of the Purchaser's Tax Group) which, at any time prior to Completion was treated for the purposes of any Tax as a member of the same group of companies as a Group Company or as otherwise associated or connected with a Group Company; or

(ii)	in respect of VAT which would not have arisen but for a Group Company’s membership of any VAT group of which it was a member at any time prior to Completion; and

(c)	any Tax Liability falling within paragraphs (b) or (c) of the definition of Tax Liability which arises at any time; and

(d)	all costs and expenses reasonably and properly incurred by a Group Company or any other member of the Purchaser’s Group in connection with any Tax Liability mentioned in this Clause 2 or with any Taxation Authority Claim therefor or in connection with successfully taking or defending any action under this Deed.

3	Limitations

3.1	The Covenantors shall not be liable under Clause 2 of this Deed in respect of any Tax Liability if and only to the extent that:

(a)	specific express provision or reserve in respect of that Tax Liability was made in the Locked Box Accounts or such Tax Liability was otherwise taken into account in the preparation of the Locked Box Accounts (not including any provision, reserve or allowance made in respect of deferred tax);

(b)	that Tax Liability has been settled or discharged on or before the Locked Box Date and such settlement or discharge has been taken into account in the Locked Box Accounts;

(c)	that Tax Liability arises as a result of any change, made after Completion, in:

(i)	law (including any increase in rates of Tax, other than any increase in the rate of any interest, fine or penalty relating to Tax);

(ii)	the published practice of, or any published extra statutory concession of, any Tax Authority; or

(iii)	generally accepted accountancy practice or principles;

(d)	that Tax Liability would not have arisen but for a voluntary act or transaction carried out, made or effected by a Group Company after Completion of which the Purchaser was aware would give rise to the Tax Liability not including any act, omission or transaction carried out, made or effected:

(A)	pursuant to a legally binding obligation or commitment of a Group Company entered into on or before Completion;

(B)	in the ordinary course of the business or trade of a Group Company; or

(C)	at the written request, or with the written consent, of any Covenantors;

(e)	that Tax Liability arises as a result of the Purchaser or a Group Company making any change, after Completion, in its accounting policies or practice, except where the change is made by a Group Company and was necessary in order to comply with any law or generally accepted accounting practice;

(f)	that Tax Liability has been made good without cost to any Group Company or any other member of the Purchaser's Tax Group; or

(g)	any Relief, other than a Purchaser's Relief, is actually available to a Group Company (at no additional cost) to reduce or eliminate that Tax Liability.

4	Financial and time limits

4.1	Notwithstanding any other provision of this Deed, the liability of the Covenantors under this Deed shall be limited to £1.

4.2	The Covenantors shall not be liable in respect of a claim under Clause 2 of this Deed unless written notice of such claim is given by the Purchaser to the Covenantors within six months of the date of Completion.

5	Notification of claims

The Purchaser shall, as soon as reasonably practicable, notify the Covenantors if it becomes aware of any Taxation Authority Claim from which it appears that the Covenantors may have a liability under Clause 2 of this Deed in excess of £1 (taking into account the limitation set out in Clause 4.1 of this Deed).

6	Payment

6.1	Payment by the Covenantors in respect of any liability under this Deed must be made in cleared and immediately available funds on demand.

6.2	All sums payable by the Covenantors to the Purchaser pursuant to Clause 2 of this Schedule shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as required by law, in which event the Covenantors shall pay such additional amount as shall be required to ensure that the net amount received by the Purchaser will equal the full amount which would have been received had no such deduction, withholding, set-off or counterclaim been made.

6.3	Where any payment is made from the Covenantors to the Purchaser pursuant to Clause 2 of this Deed and that sum is subject to a charge to Tax in the hands of the Purchaser (or would be in the absence of any Reliefs) then, in addition to the sum payable, the Covenantors shall pay such additional sum as will ensure that after payment of such Tax (including any Tax which would have been charged in the absence of any Reliefs) the Purchaser shall be left with a sum equal to the sum that it would have received in the absence of such a charge to Tax.

7	Miscellaneous

The provisions of clauses 20 (Waiver and Variations), 21 (Invalidity), 25 (Notices), 27 (Rights of Third Parties), 28 (Counterparts) and 29 (Governing Law and Jurisdiction) of the SPA shall apply to this deed as if the same were incorporated herein with all appropriate consequential amendments being made.

Schedule 1

covenantors

Name
1.	Andrew Kirkwood
2.	Michael Hunt
3.	Joy Meier

This Deed has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED and delivered	)

as a DEED by	)

ANDREW KIRKWOOD	)	/s/ Andrew Kirkwood

in the presence of:	)

/s/ Elaine Kirkwood	Signature of Witness

Elaine Kirkwood	Name of Witness

111 Pinehill Road	Address of Witness

Crowthoren, RG45 7JP, UK

Home Worker	Occupation of Witness

EXECUTED and delivered		)

as a DEED by MICHAEL HUNT		)

acting by their attorney,	Andrew Kirkwood	)

under a power of attorney dated 18 May 2021)			/s/ Andrew Kirkwood

in the presence of:		)	Attorney

/s/ Elaine Kirkwood	Signature of Witness

Elaine Kirkwood	Name of Witness

111 Pinehill Road	Address of Witness

Crowthoren, RG45 7JP, UK

Home Worker	Occupation of Witness

[Project Eagle - Signature Page to Tax Deed]

EXECUTED and delivered		)

as a DEED by A Joy Burkholder Meier		)

acting by their attorney,	Andrew Kirkwood	)

under a power of attorney dated 18 May 2021)			/s/ Andrew Kirkwood

in the presence of:		)	Attorney

/s/ Elaine Kirkwood	Signature of Witness

Elaine Kirkwood	Name of Witness

111 Pinehill Road	Address of Witness

Crowthoren, RG45 7JP, UK

Home Worker	Occupation of Witness

[Project Eagle - Signature Page to Tax Deed]

EXECUTED and delivered	)

as a DEED by	)

E2open Parent Holdings, Inc.	)

acting by Laura L. Fese,	)	/s/ Laura L. Fese

Executive Vice President and General Counsel	)

[Project Eagle - Signature Page to Tax Deed]